                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         -----------------------------


                                  Schedule 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(b)


                     Bright Horizons Family Solutions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   109195 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]   Rule 13d-1(b)
         [ ]   Rule 13d-1(c)
         [X]   Rule 13d-1(d)



                                Page 1 of 5 Pages


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----------------------------               ------------------------------------
CUSIP NO. 109195 10 7             13G                         Page 2 of 5 Pages
----------------------------               ------------------------------------


------------  ------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              Linda A. Mason

------------  ------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [ ]
                                                                        (b)  [ ]

------------  ------------------------------------------------------------------
      3       SEC USE ONLY

------------  ------------------------------------------------------------------
      4       CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------  ------------------------------------------------------------------
      NUMBER OF          5     SOLE VOTING POWER
       SHARES
    BENEFICIALLY    ---------  -------------------------------------------------
      OWNED BY           6     SHARED VOTING POWER
        EACH                            760,462
      REPORTING
       PERSON       ---------  -------------------------------------------------
        WITH             7     SOLE DISPOSITIVE POWER

                    ---------  -------------------------------------------------
                         8     SHARED DISPOSITIVE POWER
                                        760,462

------------  ------------------------------------------------------------------
      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       760,462

------------  ------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                    (a) [ ]

------------  ------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                              6.4%
------------  ------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*

                       IN
------------  -----------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!



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----------------------------               ------------------------------------
CUSIP NO. 109195 10 7             13G                         Page 3 of 5 Pages
----------------------------               ------------------------------------


Item 1(a).       Name of Issuer:               Bright Horizons Family Solutions,
                                               Inc. ("BFAM")

Item 1(b).       Address of Issuer's           209 Tenth Avenue South
                 Principal Executive           Suite 300
                 Offices or, if None,          Nashville, Tennessee 37203
                 Residence

Item 2(a).       Name of Person Filing:        Linda A. Mason

Item 2(b).       Address of Principal          One Kendall Square
                 Business Office:              Building 200
                                               Cambridge, MA 02139

Item 2(c).       Organization/Citizenship:     United States citizen.

Item 2(d).       Title of Class                Common stock, $.01 par value
                 of Securities:                ("Common Stock")

Item 2(e).       CUSIP Number:                 109195 10 7

Item 3.          Inapplicable.

Item 4.          Ownership.


                                                                                                                  Shared
                     Total Shares            Percent           Sole             Shared            Sole            Power
                    of Common Stock            of             Voting            Voting          Power to            to
 Person           Beneficially Owned        Class(1)           Power             Power          Dispose          Dispose
Linda A.              760,462(2)              6.4%              --             760,462             --            760,462
Mason

----------------

(1) Based on approximately 11,552,000 shares of Common Stock outstanding as of December 31, 1998, plus 333,944 shares of Common Stock subject to options beneficially held by Ms. Mason, which are exercisable within 60 days of December 31, 1998.
(2) Includes 213,261 shares held by Ms. Mason as trustee of the Linda A. Mason Trust, 212,423 shares held by her spouse as trustee of the Roger
         H. Brown Trust, 834 shares held by Ms. Mason's minor daughter and 333,944 shares which Ms. Mason had the right to beneficially acquire within 60 days of December 31, 1998 upon exercise of options (228,509 of which were held by her spouse).



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CUSIP NO. 109195 10 7             13G                         Page 4 of 5 Pages
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Item 5.           Ownership of Five Percent or Less of a Class.

                           Inapplicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                           Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Inapplicable.

Item 8.           Identification and Classification of Members of the Group.

                           Inapplicable.

Item 9.           Notice of Dissolution of Group.

                           Inapplicable.

Item 10.          Certification.

                           Inapplicable.

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CUSIP NO. 109195 10 7             13G                         Page 5 of 5 Pages
----------------------------               ------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



                                  02/16/99
                                  --------
                                  Date


                                  /s/ Linda A. Mason
                                  ------------------------------
                                  (Signature)


                                  Linda A. Mason, Chairman of the Board of BFAM
                                  ----------------------------------------------
                                  (Name/Title)